Mail Stop 3030

                                                                  April 28,
2016

     Simon Gee
     Chief Executive Officer
     3AM Technologies, Inc.
     2360 Corporate Circle, Suite 400
     Henderson, NV 89074

            Re:      3AM Technologies, Inc.
                     Registration Statement on Form S-1
                     Filed April 1, 2016
                     File No. 333-210544

     Dear Mr. Gee:

            We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Prospectus

     1. Please either revise your disclosure throughout the prospectus to comply with the disclosure and procedural requirements of Securities Act Rule 419 or provide us with an explanation of why Securities Act Rule 419 does not apply to your offering.

     Risk Factors, page 6

     2. We note your disclosure that you are a "shell company." Please enhance your risk factor disclosure to address all of the material risk associated with your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements for shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Securities Act Rule 144 and the potential impact of your shell company status on your ability to attract additional capital.
 Simon Gee
3AM Technologies, Inc.
April 28, 2016
Page 2


3. We note your disclosure that you intend to acquire 3AM Enterprises, Inc. Please enhance your risk factors to disclose any material risk that may arise from that acquisition such as unknown liabilities.

Plan of Distribution, page 18

4. Please revise to disclose how you will inform investors should you elect to extend your offering for an additional 90 days.

Rule 144 Shares, page 22

5. Please revise to indicate the limitations on relying on Rule 144 until you meet the requirements of Rule 144(i)(2).

Financial Statements

6. Please tell us the factors you considered in determining whether your acquisition of 3AM
        Enterprises is probable, including the probability of you completing a financing in excess of $25,000. Tell us how you considered the guidance in Rules 3-05 and 8-04 of
        Regulation S-X relating to the need to include financial statements of 3AM Enterprises in this filing. Similarly, tell us how you considered the guidance in Rules 8-05 of
        Regulation S-X relating to including pro forma information in this filing.

Item 16. Exhibits and Financial Statement Schedules

7. Please file the form of the subscription agreement that you plan to use in connection with your offering as an exhibit to your registration statement.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
 Simon Gee
3AM Technologies, Inc.
April 28, 2016
Page 3

         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special
Counsel, at (202) 551-3314 with any other questions.


                                                               Sincerely,

                                                               /s/ Daniel
Morris for

                                                               Amanda Ravitz
                                                               Assistant
Director
                                                               Office of
Electronics & Machinery


cc:      Gregg E. Jaclin, Esq.
         Szaferman Lakind Blumstein & Blader, PC